June 23, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:	Melissa Walsh, Staff Accountant

	Re:	Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 8-K filed April 21, 2011
File No. 001-15749

Dear Ms. Walsh:

On May 10, 2011, Alliance Data Systems Corporation, a Delaware corporation (the “Company”), submitted a letter in response to the letter dated May 4, 2011 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letters dated April 1, 2010, May 28, 2010, July 20, 2010, September 23, 2010, November 22, 2010, December 23, 2010 and January 26, 2011 (collectively, the “Original Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “2009 Form 10-K”), Form 10-Q for the Quarterly Period Ended March 31, 2010, Form 10-Q for the Quarterly Period Ended June 30, 2010, Form 10-Q for the Quarterly Period Ended September 30, 2010 (each a “Form 10-Q”) and Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K” and together with the 2009 Form 10-K and the Forms 10-Q, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”).

The Company is submitting this letter as a supplemental response further to its May 26, 2011 and June 14, 2011 telephone conferences with the Staff.  Comment numbers refer to Staff comments set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 6. Credit Card Receivables, page F-16

United States Securities and Exchange Commission
Melissa Walsh
June 23, 2011

5.
Comment:  We note your disclosure that you consider “uncollectible interest and fees in assessing the adequacy of the allowance for loan loss; however, unpaid interest and fees are reversed against finance charges, net.” Please clarify whether your allowance for loan loss includes any interest or fee revenues that are not expected to be collected, or whether the amounts are just charged-off in accordance with your charge-off policy. To the extent that your allowance includes interest or fee revenues that are not expected to be collected, please clarify your disclosures in future filings to make this more clear and discuss in more detail how your allowance methodology captures the fee and interest component.

Response:  The allowance for loan loss does include interest and fee revenue not expected to be collected.  The Company will clarify its disclosure in future filings as follows:

“The Company maintains an allowance for loan loss at a level that is appropriate to absorb probable losses inherent in credit card receivables. The allowance for loan loss covers forecasted uncollectable principal as well as unpaid interest and fees. The allowance for loan loss is evaluated monthly for adequacy.

In estimating the allowance for principal loan losses, management utilizes a migration analysis of delinquent and current credit card receivables. Migration analysis is a technique used to estimate the likelihood that a credit card receivable will progress through the various stages of delinquency and to charge-off.   The allowance is maintained through an adjustment to the provision for loan losses. Charge-offs of principal amounts, net of recoveries are deducted from the allowance.

The Company records the actual charge-offs for unpaid interest and fees as a reduction to finance charges, net.  For the three and six months ended June 30, 2011 and 2010, actual charge-offs for unpaid interest and fees were $_______, $_______ and $_______, $_______, respectively. In estimating the allowance for uncollectable unpaid interest and fees, the Company utilizes historical charge-off trends, analyzing actual charge-offs for the prior three months. The allowance is maintained through an adjustment to finance charges, net.  In evaluating the quantitative and qualitative factors as set forth below, including the relatively consistent levels of unpaid interest and fees included in credit card receivables for each of the quarterly periods in 2010 and 2011, there has been no change in the allowance for loan loss attributable to unpaid interest and fees.

In evaluating the allowance for loan loss for both principal and unpaid interest and fees, management also considers factors that may impact loan loss experience, including seasoning, loan volume and amounts, payment rates and forecasting uncertainties.

Net charge-offs include the principal amount of losses from credit cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased credit cardholders, less recoveries and exclude charged-off interest, fees and fraud losses. Charged-off interest and fees reduce finance charges, net while fraud losses are recorded as an expense. Credit card receivables, including unpaid interest and fees, are charged-off at the end of the month during which an account becomes 180 days contractually past due, except in the case of customer bankruptcies or death. Credit card receivables, including unpaid interest and fees, associated with customer bankruptcies or death are charged-off at the end of each month subsequent to 60 days after the receipt of notification of the bankruptcy or death, but in any case, not later than the 180-day contractual time frame.”

United States Securities and Exchange Commission
Melissa Walsh
June 23, 2011

The historical trends of actual charge-offs for unpaid interest and fees have been relatively consistent for each of the quarterly periods in 2010 as well as for the quarter ended March 31, 2011, due in part to changes in cardholder terms made throughout 2010.  The allowance for loan loss attributable to unpaid interest and fees approximated $50 million at the end of each quarterly period in 2010 and as of March 31, 2011.  The percentage of the allowance attributable to unpaid interest and fees as compared to the respective receivables balances of unpaid interest and fees has also remained relatively consistent during those periods.  Based on evaluation of the quantitative and qualitative factors, the Company has made no change in the allowance for loan loss attributable to unpaid interest and fees.  To the extent that the historical trends of actual charge-offs for unpaid interest and fees has remained within a narrow margin of the Company’s estimate, i.e., approximately $5 million, together with evaluating the other quantitative and qualitative factors, no adjustment to the allowance for loan loss attributable to unpaid interest and fees has been made.  Should there be a change in estimate in the allowance for unpaid interest and fees, such amounts will be reflected in the Company’s future filings in the tabular roll forward of the allowance for loan loss under a separate line item caption, “changes in estimate for the allowance of unpaid interest in fees.”

Sincerely,

/s/ Charles L. Horn

Charles L. Horn, Executive Vice President
and Chief Financial Officer

Copies:	Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

Cynthia L. Hageman
Vice President, Assistant General Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201